Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated April 5, 2021 with respect to the financial statements of Lamar Partnering Corporation, included herein and to the reference to our firm under the heading “Experts” in the prospectus. Our report contains an explanatory paragraph that states that Lamar Partnering Corporation has a working capital deficit and has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

Baton Rouge, Louisiana

January 6, 2022